Exhibit 99.7
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Primary Energy Recycling Corporation (the “Company”) Suite 129, 2000 York Road Oak Brook, Illinois 60523 USA

Item 2	Date of Material Change

August 24, 2009

Item 3	News Release

A news release was issued through Canada NewsWire on August 24, 2009, a copy of which is attached as Schedule A.

Item 4	Summary of Material Change

On August 24, 2009, the Company announced an amendment to its credit facility and the completion of the previously announced recapitalization transaction.

Item 5	Full Description of Material Change

On August 24, 2009, the Company announced that it has amended and extended its US$131 million term loan credit facility (the “Term Loan”) for six months (the “Amendment”). The Amendment extends the maturity date of the Term Loan from August 24, 2009 to February 24, 2010. A copy of the Amendment has been filed on the SEDAR website and is available for review at www.sedar.com.

The Company also announced it has entered into a term sheet with certain significant securityholders of the Company to provide a standby commitment of US$50 million for a rights offering by the Company. The Company’s goal is to place a smaller US$90-US$100 million loan or bond issuance, the net proceeds of which would be used, in conjunction with the next proceeds from a rights offering, to refinance the amended Term Loan. Although the extended maturity date of the Term Loan is February 24, 2010, the Company will be actively working to close both the rights offering and new debt financing by year end.

The effectiveness of the Amendment was conditional on, among other things, the completion of the previously announced recapitalization transaction pursuant to which all of the Company’s outstanding 11.75% subordinated notes (the “Subordinated Notes”) were converted into common shares of the Company (the “Existing Common Shares”) on the basis of sixteen (16) Existing Common Shares for every Cdn$2.50 principal amount of Subordinated Notes and all of the outstanding Existing Common Shares (including those issued on the conversion) were consolidated on the basis of one (1) new Common Share (the “New Common Shares”) for every seventeen (17) Existing Common Shares (the

“Recapitalization”). Holders of Subordinated Notes as of the effective time of the Recapitalization received an interest payment of approximately Cdn$0.01816 per Cdn$2.50 principal amount of Subordinated Notes, representing all accrued and unpaid interest on the Subordinated Notes from August 1 to August 23, 2009. Holders of Subordinated Notes as of the previously announced record date of July 31, 2009 also received an interest payment of approximately Cdn$0.02448 per Cdn$2.50 principal amount of Subordinated Notes, representing all accrued and unpaid interest on the Subordinated Notes from July 1 to July 31, 2009.

The Recapitalization was approved by the Company’s securityholders on August 10, 2009 and by the Supreme Court of British Columbia on August 12, 2009.

Following completion of the Recapitalization, the Company’s outstanding share capital consists of approximately 38.0 million New Common Shares and each enhanced income security of the Company (“EIS”) has been replaced by one New Common Share. The New Common Shares commenced trading on the Toronto Stock Exchange (“TSX”) on Wednesday, August 26, 2009 under the symbol “PRI” and, at the same time, the EISs were delisted from the TSX.

Concurrently with the completion of the Recapitalization, the capital structure of Primary Energy Recycling Holdings LLC was amended to replicate the effects of the Recapitalization.

On completion of the Recapitalization, the Company and EPCOR USA Ventures LLC, among others, entered into an amended and restated management agreement (the “Amended and Restated Management Agreement”). A copy of the Amended and Restated Management Agreement has been filed on the SEDAR website and is available for review at www.sedar.com.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact V. Michael Alverson, Chief Financial Officer and Vice-President, at (630) 371-0639 or at investorinfo@ primaryenergy.com.

Item 9	Date of Report

August 28, 2009

SCHEDULE A

   Primary Energy Recycling Corporation
NEWS

For Immediate Release	Contact:	V. Michael Alverson
Chief Financial Officer
Primary Energy Recycling Corporation
(630) 371-0639
investorinfo@primaryenergy.com
Primary Energy Recycling Corporation Announces
Amendment to Credit Facility and Completion of Recapitalization
     Oak Brook, Illinois, August 24, 2009 — Primary Energy Recycling Corporation (TSX: PRI.UN) (the “Company”) is pleased to announce today that it has reached an agreement with its lenders to amend and extend its $131 million term loan facility (the “Term Loan”) for six months (the “Amendment”). The Amendment will extend the scheduled maturity date of the Term Loan from August 24, 2009 to February 24, 2010. A copy of the Amendment will be filed and available for review on SEDAR at www.sedar.com. The Amendment is a significant and positive step in the Company’s efforts to secure long-term refinancing.
     The Company is also pleased to announce that it has entered into a term sheet with certain significant securityholders of the Company to provide a standby commitment of $50 million for a rights offering by the Company. The Company’s goal is to place a smaller $90-$100 million loan or bond issuance, the net proceeds of which would be used, in conjunction with the net proceeds from a rights offering, to refinance the amended Term Loan. Although the extended maturity date of the Term Loan is February 24, 2010, the Company will be actively working to close both the rights offering and new debt financing by year end.
     “With a successful 99% securityholder vote supporting the recapitalization of the Company, the 100% approval from the lenders to amend and extend our Term Loan, the continued recovery in steel production at our host’s mills (including another host blast furnace restart announced this week), improvement in the credit and bond markets, the opportunity to place a rights offering supported by existing shareholders, restructuring the management agreement with EPCOR and reducing the amount of overall debt, the Company has positioned itself for long-term success” said CEO, John Prunkl. “Achieving all these objectives has been a monumental undertaking and although much work remains, we have built strong momentum towards achieving our remaining goals.”
     The effectiveness of the Amendment was conditional on, among other things, the completion of the previously announced recapitalization transaction (the “Recapitalization”) that was approved by the Company’s securityholders on August 10, 2009 and by the Supreme Court of British Columbia on August 12, 2009. The Recapitalization was completed earlier today. As a result of the Recapitalization, all of the Company’s outstanding 11.75% subordinated notes (the “Subordinated Notes”) were converted into common shares of the Company (the “Existing Common Shares”) on the basis of sixteen (16) Existing Common Shares for every Cdn$2.50 principal amount of Subordinated Notes and all of the outstanding Existing Common Shares (including those issued on the conversion) were consolidated on the basis of one (1) new Common Share (the “New Common Shares”) for every seventeen (17) Existing Common Shares. Holders of Subordinated Notes as of the effective time of the Recapitalization will receive an interest payment of approximately Cdn$0.01816 per Cdn$2.50 principal amount of Subordinated Notes representing interest for the period from August 1 to August 23, 2009. Holders of Subordinated Notes as of the previously announced record date of July 31, 2009 will also receive an interest payment of approximately Cdn$0.02448 per Cdn$2.50 principal amount of Subordinated Notes representing interest for the period from July 1 to July 31, 2009.
     Following completion of the Recapitalization, the Company’s outstanding share capital consists of approximately 38 million New Common Shares and each enhanced income security of the Company (“EIS”) has been replaced by one New Common Share. The New Common Shares are expected to commence trading on the Toronto Stock Exchange (“TSX”) under the symbol “PRI” on Wednesday, August 26th and at the same time, the EISs will be delisted from the TSX. The EISs traded in the “book-entry only” system of CDS Clearing and Depository Services Inc. and no certificates for the New Common Shares will be issued to beneficial holders. Beneficial holders of EISs do not need to take any action in order to receive the New Common Shares to which they are entitled. Concurrently with the completion of the

Recapitalization, the capital structure of Primary Energy Recycling Holdings LLC was amended to replicate the effects of the Recapitalization.
     On completion of the Recapitalization, the Company and EPCOR USA Ventures LLC, among others, entered into an amended and restated management agreement (the “Amended and Restated Management Agreement”). The Amended and Restated Management Agreement gives the Company management independence, greater control of the business and increased flexibility to explore new opportunities that are in the best interests of shareholders going forward. Further, under the new termination provisions of the Amended and Restated Management Agreement, the Company will have the ability to become completely independent in the future. A copy of the Amended and Restated Management Agreement will be filed and available for review on SEDAR at www.sedar.com.
     The Amendment and the completion of the Recapitalization are positive steps in the Company’s efforts to secure longer-term refinancing of the Term Loan. While the Company intends to work diligently towards securing committed longer-term refinancing of the Term Loan, there can be no assurance that the Company will be able to secure such refinancing.
Forward-Looking Statements
     When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining, but not limited, to the risk that definitive agreement(s) for the rights offering standby commitment are not entered into or that the proposed rights offering does not close; risks associated with the Company’s ability to obtain longer-term refinancing of the amended Term Loan, its timing and impact on the business, operations and financial condition of the Company; other risks associated with achieving the anticipated benefits of obtaining longer-term refinancing of the Term Loan, the Recapitalization and the Amended and Restated Management Agreement; and the factors discussed in the Company’s public filings available on SEDAR at www.sedar.com. These forward-looking statements are made as of the date of this press release and, except as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

About Primary Energy Recycling Corporation
     The Company owns a majority interest in Primary Energy. Primary Energy, headquartered in Oak Brook, Illinois, indirectly owns and operates four recycled energy projects and a 50 per cent interest in a pulverized coal facility (collectively, the “Projects”). The Projects have a combined electrical generating capacity of 283 megawatts and a combined steam generating capacity of 1.8 MMlbs/hour. Primary Energy creates value for its customers by capturing and recycling waste energy from industrial and electric generation processes and converting it into reliable and economical electricity and thermal energy for its customers’ use. For more information, please see www.primaryenergyrecycling.com.